EXHIBIT 21.1

SUBSIDIARIES OF XTO ENERGY INC.

Jurisdiction of Incorporation
Barnett Gathering, LP	Texas
Cross Timbers Energy Services, Inc.	Texas
Ringwood Gathering Company	Delaware
Timberland Gathering & Processing Company, Inc.	Texas
Trend Gathering & Treating, LP	Texas
WTW Properties, Inc.	Texas
XTO Energy Partners Operating, LLC	Delaware
XTO Resources I GP, LLC	Delaware
XTO Resources I LP, LLC	Delaware